SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 27, 2012

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

THIS PRESS RELEASE ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-180880) OF TELEFONAKTIEBOLAGET LM ERICSSON (PUBL.) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS PRESS RELEASE IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Announcement of LM Ericsson Telephone Company, dated June 27, 2012 regarding “Ericsson’s Nomination Committee appointed”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: June 27, 2012

Ericsson’s Nomination Committee appointed

Ericsson’s (NASDAQ:ERIC) Nomination Committee for the Annual General Meeting 2013 has been appointed in accordance with the Instruction for the Nomination Committee resolved by the Annual General Meeting 2012.

The Nomination Committee consists of:

•	Carl-Olof By, AB Industrivärden och Handelsbankens Pensionsstiftelse

•	Petra Hedengran, Investor AB

•	Johan Held, Afa Försäkring

•	Marianne Nilsson, Swedbank Robur Fonder

•	Leif Johansson, the Chairman of the Board of Directors

Petra Hedengran is the Chairman of the Nomination Committee.

Shareholders who wish to submit proposals to the Nomination Committee are welcome to contact the Nomination Committee. Proposals shall be submitted in due time before the Annual General Meeting to ensure that the proposals can be considered by the Nomination Committee.

Contact the Nomination Committee:

Telefonaktiebolaget LM Ericsson

The Nomination Committee

c/o General Counsel’s Office

SE-164 83 Stockholm

Sweden

E-mail: nomination.committee@ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com